EXHIBIT 99.2

Certificate of Amalgamation Canada Business Corporations Act	Certificat de fusion Loi canadienne sur les sociétés par actions

NEXEN INC.
Corporate name / Dénomination sociale

839107-6
Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.
JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

/s/ Marcie Girouard

Marcie Girouard
Director / Directeur

2013-02-24
Date of Amalgamation (YYYY-MM-DD) Date de fusion (AAAA-MM-JJ)

Industry Canada — Industrie Canada

Canada Business Corporations Act (CBCA) — Loi canadienne sur les sociétés par actions (LCSA)

FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)

FORMULAIRE 9 STATUTS DE FUSION (ARTICLE 185)

Form 9

1 — Name of the Amalgamated Corporation — Dénomination sociale de la société issue de la fusion

NEXEN INC.

2 — The province or territory in Canada where the registered office is to be situated (do not indicate the full address) — La province ou le territoire au Canada où sera situé le siège social (n'indiquez pas l'adresse complète)

Alberta

3 — The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class A preferred shares, issuable in series. SEE ATTACHED SCHEDULE OF SHARE PROVISIONS.

4 — Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None.

5 — Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) — Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 3 Maximum: 15 — Minimal : Maximal :

6 — Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

NONE.

7 — Other provisions, if any — Autres dispositions, s'il y a lieu

SEE ATTACHED SCHEDULE OF OTHER PROVISIONS

8 — The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: — La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☐ 183 ☒ 184(1) ☐ 184(2)

9 — Declaration: I hereby certify that I am a director or an officer of the corporation. — Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Name of the amalgamating corporations / Dénomination social des sociétés fusionnantes	Corporation No. / Nº de la société	Signature
NEXEN PETROLEUM INTERNATIONAL INC.	839106-8	[signature]
NEXEN INC.	4277066	[signature]

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

IC 3190 (2008/06), Page 1

Canada

8391076

E-MAIL 2013-02-22 13:11

SCHEDULE "A"

to the Articles of Amalgamation

The Corporation is authorized to issue two classes of shares, as hereinafter set forth.

1.	Common Shares having attached thereto the rights, privileges, restrictions and conditions hereinafter set forth:

(a)	to vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote; and

(b)
subject to the rights, privileges, restrictions and conditions attaching, to other classes of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares and to receive the remaining property of the Corporation upon dissolution.

2.	(a)	Class A Preferred Shares, issuable in series, having attached thereto, as a class, the rights, restrictions, conditions and limitations hereinafter set forth:

(i)	Issuable in Series

The Class A Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of directors of the Corporation.

(ii)	Resolution of Directors

The board of directors of the Corporation shall (subject as hereinafter provided), by resolution duly passed before the issue of the Class A Preferred Shares of each series, fix the designation, rights, restrictions, conditions and limitations to be attached to the Class A Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of cumulative preferential dividends, the date or dates and places of payment thereof, the date or dates from which such preferential dividends shall accrue, the rights and obligations, if any, of the Corporation to purchase the Class A Preferred Shares of such series and to redeem the same, the price and the terms and conditions of any such purchase or redemption, conversion rights, if any, the terms and conditions of any share purchase plan or sinking fund and the restrictions, if any, respecting the payment of dividends on any shares ranking junior to the Class A Preferred Shares, the whole subject to the filing of

Articles of Amendment setting forth the designation, rights, restrictions, conditions and limitations to be attached to the Class A Preferred Shares of such series.

(iii)	Dividend and Liquidation Preference

The Class A Preferred Shares of each series shall, with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the Class A Preferred Shares; and the Class A Preferred Shares of each series may also be given such other preferences over the said common shares and any other shares ranking junior to the Class A Preferred Shares as may be determined as to the respective series authorized to be issued.

(iv)	Prior Shares

The Corporation may, at any time or times and from time to time, create one or more classes of shares which, with respect to priority in payment of dividends or in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs rank on a parity with, or are entitled to a preference over, the Class A Preferred Shares, upon compliance with such restrictions, if any, as may be set forth in the rights, restrictions, conditions and limitations to be attached to the Class A Preferred Shares of each series at such time outstanding.

(v)	Rank Pari Passu

The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(vi)	Participate Ratably

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Class A Preferred Shares of all series shall participate ratably in respect of such dividends including accumulations, if any, in accordance with the sums which would be payable on the said Class A Preferred Shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full.

(vii)	Voting Rights

The holders of the Class A Preferred Shares shall not be entitled (except as hereinafter specifically provided) to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting unless and until four (4) quarterly dividends on the Class A Preferred Shares of any one (1) series shall remain outstanding and be unpaid, whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividend on the Class A Preferred Shares of any series remains in arrears, the holders of Class A Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Class A Preferred Share held and in addition shall be entitled, voting separately and exclusively as a class, to elect two (2) members of the board of directors of the Corporation. Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Class A Preferred Shares, as herein provided, or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than fifteen (15) days' written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Class A Preferred Shares; in default of the calling of such general meeting by the Secretary within fifteen (15) days after the making of such request, such meeting may be called by any holder of record of Class A Preferred Shares.

Any vacancy or vacancies occurring among members of the board elected by the holders of Class A Preferred Shares voting separately and exclusively as a class, in accordance with the foregoing provisions, may be filled by the board of directors with the consent and approval of the remaining director elected by the holders of Class A Preferred Shares voting separately and exclusively as a class, but if there be no such vacancies; whether or not such vacancy or vacancies is or are so filled by the board, the holders of record of at least one-tenth (1/10) of the outstanding Class A Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Class A Preferred Shares for the purpose of filling the vacancy or vacancies or replacing either or both of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding subparagraph with respect to the calling of any such meeting shall apply.

Notwithstanding the foregoing or anything contained in the by-laws of the Corporation, upon any termination of the said right to elect directors the term of office of the directors elected or appointed to represent the holders of the Class A Preferred Shares exclusively shall forthwith terminate.

(viii)	Amendments

The provisions of the preceding paragraphs 2(a)(i) to 2(a)(vii) inclusive, of this paragraph 2(a)(viii) and of the following paragraph 2(a)(ix) or any of them may be deleted, varied, modified, amended or amplified by Special Resolution but only with the prior approval of the holders of the Class A Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or such other statute, if any, as the Corporation may at any time be continued under.

(ix)	Approval of Shareholders

The approval of the holders of the Class A Preferred Shares with respect to any and all matters referred to herein may be given by compromise or arrangement under the Canada Business Corporations Act or, if permitted, by compromise or arrangement or analogous proceedings under such other statute, if any, under which the Corporation may from time to time be continued or may, subject to the provisions of the Canada Business Corporations Act or of such other statute, if any, as the Corporation may at any time be continued under, be given in writing by the holders of not less than two-thirds (2/3) of the Class A Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Class A Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Class A Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Class A Preferred Shares then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of Class A Preferred Shares present in person or so represented by proxy, whether or not they hold more or less than a majority of all Class A Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Class A Preferred Shares hereinbefore mentioned.  Notice of any such original meeting of the holders of the Class A Preferred Shares shall be given not less than fourteen (14) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given at least ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called.   The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.  On every poll taken at any such original meeting or adjourned meeting the holders of Class A Preferred Shares present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Class A Preferred Share held by each of such holders respectively.

(b)
1,000,000 Class A Preferred Shares, issued as the first series of Class A Preferred Shares, are designated as 10% Cumulative Redeemable Class A Preferred Shares, First Series (hereinafter referred to as "Preferred Shares, First Series"). The rights, restrictions, conditions and limitations attached to the Preferred Shares, First Series, in addition to the rights, restrictions, conditions and limitations attached to the Class A Preferred Shares as a class, are as follows:

(i)	Fixed Dividends

The holders of Preferred Shares, First Series shall be entitled to receive and the Corporation shall pay thereon as and when declared by the board of directors of the Corporation out of the moneys of the Corporation properly applicable to the payment of dividends  fixed cumulative preferential cash dividends at the rate of ten percent (10%) per annum of the amount paid up thereon, such dividends to accrue from the date of issue and to be payable quarterly on the first (1st) days of January, April, July and October in each year, adjusted to avoid payment of any fraction of a cent.  Any dividends declared on Preferred Shares, First Series will be paid (except in the case of a purchase for cancellation or redemption in which case payment of dividends will be made upon surrender of the certificates representing the Preferred Shares, First Series to be purchased for cancellation or redeemed) by forwarding by prepaid post, addressed to each holder of Preferred Shares, First Series at his address as it appears on the books of the Corporation, or in the case of joint holders to the address of that one whose name stands first in the books of the Corporation as one of such joint holders, a cheque for such dividends (less any tax required to be deducted) payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary.  The forwarding of any such cheque shall satisfy such dividends to the extent of the sum represented thereby (plus the amount of tax required to be deducted as aforesaid) unless such cheque is not paid on presentation.  Each dividend on the Preferred Shares, First Series shall be paid to the registered holders appearing on the register at the close of business on such day (which shall not be more than thirty (30) days preceding the date fixed for payment of such dividend) as may be determined from time to time by the board of directors of the Corporation.  If on any dividend payment date the dividends payable on such date are not paid in full on all of the Preferred Shares, First Series then issued and outstanding, such dividends or the unpaid part thereof shall be paid on a subsequent date or dates determined by the board of directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of same.

(ii)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs the holders of Preferred Shares, First Series shall be entitled to receive the amount paid up on such shares together with all accrued and unpaid preferential dividends thereon (which for such purpose shall be calculated as if such dividends were accruing for the period from the expiration of the last quarterly period for which dividends have been paid up to the date of such distribution) before any amount shall be paid or any property or assets of the Corporation distributed to the holders of Common Shares or shares of any other class ranking junior to the Preferred Shares, First Series. After payment to the holders of Preferred Shares, First Series of the amounts so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(iii)	Purchase for Cancellation

Subject to the provisions of the Canada Business Corporations Act and to the rights, restrictions, conditions and limitations attaching to the Preferred Shares, First Series the Corporation may at any time or times purchase (if obtainable) for cancellation, in accordance with the Canada Business Corporations Act, all or any of the Preferred Shares, First Series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Preferred Shares, First Series outstanding at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable but not exceeding twenty-seven dollars and fifty cents ($27.50) if such purchase is made before January 1, 1982 and, if made on or after such date, then not exceeding the price at which, at the date of purchase, such shares would be redeemable, together in all cases with all accrued and unpaid cumulative preferential dividends thereon, calculated as if such dividends were accruing on a day-to-day basis from the expiration of the last quarterly period for which dividends thereon have been paid up to the date of purchase, together in all cases with costs of purchase. If upon any invitation for tenders under the provisions of this clause the Corporation shall receive tenders of Preferred Shares, First Series at the same lowest price which the Corporation may be willing to pay in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the Preferred Shares, First Series so tendered shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Preferred Shares, First Series so tendered by each of the holders of Preferred Shares, First Series who submitted tenders at the same said lowest price. From and after the date of purchase of any Preferred Shares, First Series under the provisions of this clause (iii) the Preferred Shares, First Series so purchased shall be cancelled and, if purchased out of capital, the authorized and the issued capital of the Corporation shall be thereby decreased.

(iv)	Quarterly Purchase Obligation

The Corporation shall, in each calendar quarter (herein sometimes called an "Initial Calendar Quarter") beginning with the quarter commencing October 1, 1977 purchase for cancellation twelve thousand five hundred (12,500) Preferred Shares, First Series (the "Basic Quarterly Requirement") in the manner provided for in clause (iii) hereof, if and to the extent that such Shares are available for purchase at a price or prices (excluding all accrued and unpaid cumulative preferential dividends thereon calculated as provided in the said clause (iii) hereof and all costs of purchase) not exceeding twenty-five dollars ($25) per share.  The obligation of the Corporation to purchase in each calendar quarter the Basic Quarterly Requirement of Preferred Shares, First Series shall be cumulative during each of the next succeeding seven calendar quarters so that the number of Preferred Shares, First Series to be purchased in any calendar quarter shall be increased by the number of Preferred Shares, First Series which the Corporation was unable to purchase during the seven preceding calendar quarters.  If, after using all reasonable efforts, the Corporation is unable in any calendar quarter, after having met all obligations hereunder carried forward into such calendar quarter, to purchase the Basic Quarterly Requirement of Preferred Shares, First Series and, during the next succeeding seven calendar quarters is unable to purchase that number of Preferred Shares, First Series, which is equal to the number by which it has fallen short of its said obligation hereunder, then at the end of the seventh calendar quarter following the Initial Calendar Quarter in question the Corporation's obligation to purchase Preferred Shares, First Series with respect to the Initial Calendar Quarter in question shall be extinguished and the Corporation shall be under no further obligation to purchase Preferred Shares, First Series in respect of such Initial Calendar Quarter. Purchases of Preferred Shares, First Series made pursuant to this obligation during any calendar quarter shall be credited first against the oldest such obligation then outstanding, in succession, and last in satisfaction of the Basic Quarterly Requirement hereunder in respect of the calendar quarter in which such purchase occurred.

The Corporation's obligation to purchase Preferred Shares, First Series pursuant to this clause (iv) shall be suspended during any period in which such purchase would be contrary to the rights, restrictions, conditions and limitations attaching to the Preferred Shares, First Series or to any applicable law or during any period in which such purchase would constitute a breach by the Corporation of the provisions of any indenture or other instrument securing any indebtedness of the Corporation (other than indebtedness to an affiliate of the Corporation), but such obligation shall cease to be suspended as soon as such purchase would no longer contravene such rights, restrictions, conditions and limitations, or contravene such law, or constitute a breach of any such indenture or other instrument. In the event of the winding-up or dissolution of the Corporation the provisions of this clause (iv) shall be null and void and of no effect.

(v)	Redemption

Subject to the provisions of the Canada Business Corporations Act and to the rights, restrictions, conditions and limitations attached to the Preferred Shares, First Series, the Corporation may on or after January 1, 1982 at its option at any time redeem the whole or from time to time any part of the Preferred Shares, First Series outstanding in the manner provided for in the Canada Business Corporations Act on payment for each share to be redeemed of

$26.25 if redeemed on or before December 31, 1982,

$26.00 if redeemed thereafter and on or before December 31, 1983,

$25.75 if redeemed thereafter and on or before December 31, 1984,

$25.50 if redeemed thereafter and on or before December 31, 1985,

$25.25 if redeemed thereafter and on or before December 31, 1986, and

$25.00 if redeemed thereafter,

together with all accrued and unpaid cumulative preferential dividends thereon (which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis from the expiration of the last quarterly period for which dividends have been paid up to the date of such redemption). If part only of the then outstanding Preferred Shares, First Series is at any time to be redeemed, the shares so to be redeemed shall be selected in such manner as is prescribed by a resolution of the board of directors of the Corporation. From and after the date of redemption of any Preferred Shares, First Series under the provisions of this clause the Preferred Shares, First Series so redeemed shall be cancelled and, if redeemed out of capital, the authorized and issued capital of the Corporation shall be thereby decreased; provided, however, that no such redemption shall take place under the provisions of this clause (v) when the Corporation is insolvent or when such redemption would render the Corporation insolvent.

The Corporation may not redeem the Preferred Shares, First Series at any time if any part of the redemption price which constitutes a repayment of paid-up capital (as that term is defined in the Income Tax Act) would for the purposes of the Income Tax Act be deemed to have been paid as a dividend by reason of the paid-up capital limit (as that term is defined in the said Act) of the Corporation being less than the paid-up capital in respect of those shares so to be redeemed.

In any case of a redemption of Preferred Shares, First Series under the provisions of this clause (v), the Corporation shall at least thirty (30) days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Preferred Shares, First Series to be redeemed, a notice in writing of the intention of the Corporation to redeem such Preferred Shares, First Series.  Such notice shall be mailed postage prepaid addressed to each such shareholder at his address as it appears in the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one (1) or more of such holders shall not affect the validity of such redemption as to the other holders.  Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Preferred Shares, First Series held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed.  On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of Preferred Shares, First Series to be redeemed the redemption price on presentation and surrender, at the head office of the Corporation or at any office of the transfer agent for the Preferred Shares, First Series from time to time at which a transfer register or branch transfer register is maintained by such transfer agent in respect of the Preferred Shares, First Series, of the certificates representing the Preferred Shares, First Series called for redemption.  If part only of the shares represented by any certificate be redeemed, a new certificate for the balance of the shares represented by the certificate presented and surrendered shall be issued at the expense of the Corporation. From and after the date on which redemption is to take place as specified in any such notice, the Preferred Shares, First Series called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation has the right at any time after the mailing of notice of its intention to redeem any Preferred Shares, First Series, as aforesaid, to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption (together with accrued and unpaid cumulative preferential dividends payable thereon pursuant to this clause (v)) to a special account in any chartered bank or any trust company named in such notice, to be paid without interest to or to the order of the respective holders of such Preferred Shares, First Series called for redemption, upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares, First Series in respect of which such deposit shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price (together with accrued and unpaid cumulative preferential dividends payable thereon pursuant to this clause (v)) so deposited against presentation and surrender of the said certificates held by them respectively.

(vi)	Restrictions on Payment of Dividends and Reduction of Capital

The Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Preferred Shares, First Series) on any shares of the Corporation ranking junior to the Preferred Shares, First Series, nor shall the Corporation call for redemption or purchase for cancellation or make any capital distribution in respect of any shares of the Corporation ranking junior to the Preferred Shares, First Series, nor shall the Corporation call for redemption or purchase for cancellation less than all the Preferred Shares, First Series or any other Class A Preferred Shares or any other preferred shares ranking on a parity with the Class A Preferred Shares, unless, at the date of such action, all dividends then payable on all of the Class A Preferred Shares and any other preferred shares ranking on a parity with the Class A Preferred Shares, then issued and outstanding, shall have been declared and paid.

The Corporation shall not, without the approval of the holders of the Preferred Shares, First Series given as hereinafter specified, declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Preferred Shares, First Series) on any shares of the Corporation ranking junior to the Preferred Shares, First Series or call for redemption or purchase for cancellation or make any capital distribution in respect of any shares of the Corporation ranking junior to the Preferred Shares, First Series (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preferred Shares, First Series), or pay any tax under Part IX of the Income Tax Act, unless, after giving effect to such action, the sum of:

(a)
all amounts declared and paid subsequent to October 1, 1976 as dividends (other than stock dividends in shares of the Corporation ranking junior to the Preferred Shares, First Series) on all shares of all classes of the Corporation,

(b)
all amounts paid subsequent to October 1, 1976 on or in connection with any redemption, purchase for cancellation or capital distribution in respect of shares of the Corporation ranking junior to the Preferred Shares, First Series, and

(c)	all amounts paid subsequent to October 1, 1976 under Part IX of the Income Tax Act,

would not exceed the aggregate of the Consolidated Net Earnings of the Corporation and its Subsidiaries earned subsequent to December 31, 1975, plus

Three Million Four Hundred Thousand Dollars ($3,400,000).

(vii)	Creation and Issue of Additional Shares

So long as any of the Preferred Shares, First Series is outstanding, the Corporation shall not, without the prior approval of the holders of the Preferred Shares, First Series given as hereinafter provided, create any shares ranking prior to the Preferred Shares, First Series.

So long as any of the Preferred Shares, First Series is outstanding, the Corporation shall not, without the prior approval of the holders of the Preferred Shares, First Series given as hereinafter provided, issue any Class A Preferred Shares in addition to the Preferred Shares, First Series or issue any other preferred shares ranking prior to or on a parity with the Preferred Shares, First Series unless:

(a)
the Consolidated Net Earnings (excluding extraordinary items) of the Corporation and its Subsidiaries for any 12 consecutive calendar months out of the 18 calendar months next preceding the date of issue of such additional shares shall have been at least equal to three (3) times the aggregate annual dividend requirements on all Preferred Shares, First Series and all other preferred shares ranking prior to or on a parity with the Preferred Shares, First Series to be outstanding after the issue of such additional shares;

(b)
the Consolidated Net Tangible Assets of the Corporation and its Subsidiaries immediately after giving effect to such issue are at least equal to twice the aggregate amount paid up on all Preferred Shares, First Series and all other preferred shares ranking prior to or on a parity with the Preferred Shares, First Series to be outstanding after the issue of such additional shares; and

(c)
all dividends then payable on the Preferred Shares, First Series and on all other preferred shares ranking prior to or on a parity with the Preferred Shares, First Series shall have been declared and paid or set apart for payment.

(viii)	Certain Definitions

In these provisions the following terms will have the following meanings:

(a)	"Calendar Quarter" means a period of three calendar months commencing on the first day of January, April, July or October.

(b)
"Canada Business Corporations Act" means the Canada Business Corporations Act, Statutes of Canada, 1974-1975, Chapter 33, as the same may, from time to time, be amended, re-enacted or replaced and includes any such amending, re-enacting or replacing statute or any

+

other statute, whether federal, provincial or otherwise, which is applicable to the Corporation by enactment or by continuation of the Corporation thereunder.

(c)
"Consolidated Net Earnings of the Corporation and its Subsidiaries" means the aggregate of the net incomes of the Corporation and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

(d)
"Consolidated Net Tangible Assets of the Corporation and its Subsidiaries" means the excess of the total of the assets of the Corporation and its Subsidiaries (other than intangible assets) over the total of the liabilities of the Corporation and its Subsidiaries (including deferred income taxes, if any, but excluding contingent liabilities except to such extent, if any, as the directors in their discretion shall determine that special provision should be made in the accounts for meeting such contingent liabilities and excluding liabilities for capital stock, capital surplus and retained earnings) determined on a consolidated basis in accordance with generally accepted accounting principles.

(e)
The Corporation shall be deemed to be affiliated with another body corporate if one is the subsidiary of the other or both are subsidiaries of the same body corporate or each is controlled by the same person.  If the Corporation and another body corporate are each affiliated with the same body corporate at the same time, then the Corporation and the first such body corporate shall be deemed to be affiliated with each other.  A body corporate is deemed to be controlled by a person if shares of the body corporate carrying voting rights sufficient to elect a majority of the directors of the body corporate are held, directly or indirectly, other than by way of security, by or on behalf of that person.  A body corporate is a subsidiary of another if it is controlled by that other body corporate.

(f)
"Income Tax Act" means the Income Tax Act, Revised Statutes of Canada, 1952, Chapter 148, as amended, and in particular as amended by Statutes of Canada, 1970-71-72, Chapter 63, as the same may from time to time be amended, re-enacted or replaced.

(g)
"In priority to", "on a parity with" and "junior to" have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

(ix)	Directors’ Determination

The directors may from time to time determine Consolidated Net Earnings of the Corporation and its Subsidiaries and Consolidated Net Tangible Assets of the Corporation and its Subsidiaries, in each case as of or up to a date not more than two hundred and fifteen (215) days prior to the making of such determination and may determine such Consolidated Net Earnings of the Corporation and its Subsidiaries or Consolidated Net Tangible Assets of the Corporation and its Subsidiaries, to be not less than a stated amount or amounts without determining the exact amount thereof. In making such determination the directors shall consider and may rely on the last available audited consolidated balance sheet of the Corporation and its Subsidiaries and may consider and rely on the last available unaudited consolidated balance sheet of the Corporation and its Subsidiaries and/or the last available unaudited balance sheet of the Corporation or of any Subsidiary prepared by the accounting officers of the Corporation and any other financial statement, report or other data which they may consider reliable, provided that the directors shall not make any such determination on the basis of any balance sheet, statement, report or other data if to their knowledge any event has happened which would materially and adversely affect the amount to be determined on such basis.  Upon any determination having been made by the directors under the provisions hereof the  Consolidated Net Earnings  of the  Corporation and its Subsidiaries and Consolidated Net Tangible Assets of the Corporation and its Subsidiaries, as the case may be, as at or up to any date within a period of two hundred and fifteen (215) days following the date as of or up to which such determination is made (unless any further determination of such Consolidated Net Earnings of the Corporation and its Subsidiaries or Consolidated Net Tangible Assets of the Corporation and its Subsidiaries, as the case may be, is so made within the said period) shall be conclusively deemed to be not less than the amount or respective amounts stated in such determination and such determination shall be conclusive and binding upon the Corporation and the holders of the Preferred Shares, First Series, provided that no action shall be taken or authorized by the directors on the basis of any such determination at any time after to their knowledge any event has happened which would materially and adversely affect the amount or respective amounts so determined, without making a new determination thereof.

(x)	Amendments

The provisions of the immediately preceding clauses, (i) to (ix) inclusive, of this clause (x) and of the following clause (xi), or any of them may be deleted, varied, modified, amended or amplified by Special Resolution but only with the prior approval of the holders of the Preferred Shares, First Series given as hereinafter specified, in addition to any other approval required by the Canada Business Corporations Act.

(xi)	Approval of Shareholders

The approval of the holders of the Preferred Shares, First Series with respect to any and all matters referred to herein may be given by compromise or arrangement under the Canada Business Corporations Act or may, subject to the provisions of the Canada Business Corporations Act, be given in writing by the holders of not less than two-thirds (2/3) of the Preferred Shares, First Series for the time being outstanding or by resolution duly passed and carried by not less than two-thirds (2/3) of the votes cast on a poll at a meeting of the holders of the Preferred Shares, First Series, duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than twenty-five percent (25%) of all Preferred Shares, First Series then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation, provided, however, that if at such meeting when originally held, the holders of at least twenty-five percent (25%) of all Preferred Shares, First Series then outstanding are not present in person or so represented by proxy within thirty (30) minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later, and to such time and place as may be fixed by the chairman of such meeting and, at such adjourned meeting, the holders of Preferred Shares, First Series present in person or so represented by proxy, whether or not they hold more or less than twenty-five percent (25%) of all Preferred Shares, First Series then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried thereat by not less than two-thirds (2/3) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Preferred Shares, First Series hereinbefore mentioned. Notice of any such original meeting of the holders of the Preferred Shares, First Series shall be given not less than fourteen (14) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting but, it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called.  The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of the shareholders.   On every poll taken at any such original meeting or adjourned meeting the holders of Preferred Shares, First Series present in person or so represented by proxy shall be entitled to one (1) vote in respect of each Preferred Share, First Series held by each of such holders respectively.

(c)
The second series of Class A Preferred Shares of the Corporation shall consist of 8,000,000 shares designated as cumulative redeemable class A rate reset preferred shares, series 2 (the “Series 2 Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 2 Shares shall be as follows:

(i)	Interpretation

(a)	In these Series 2 Share provisions, the following expressions have the meanings indicated:

(i)
“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 3.59%;

(ii)
“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iii)
“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(iv)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(v)	“Book-Entry Shares” means the Series 2 Shares held through the Book-Based System;

(vi)	“business day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(vii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(viii)	“Common Shares” means the common shares of the Corporation;

(ix)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 2 Shares;

(x)	“Dividend Payment Date” means the last day of March, June, September and December in each year;

(xi)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xii)
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 3.59%;

(xiii)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xiv)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xv)
“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xvi)	“Initial Fixed Rate Period” means the period from and including the date of issue of the Series 2 Shares to, but excluding, March 31, 2017;

(xvii)	“junior shares” means the Common Shares and any other shares of the Corporation that may rank junior to the Preferred Shares in any respect;

(xviii)
“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xix)	“Participants” means the participants in the Book-Based System;

(xx)	“Preferred Shares” means the class A preferred shares of the Corporation;

(xxi)
“Pro-Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to, but excluding, the date fixed for Liquidation, conversion or redemption and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxii)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxiii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing March 31, 2017;

(xxiv)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to, but excluding, the next succeeding Quarterly Commencement Date;

(xxv)	“Series 2 Conversion Date” means March 31, 2017, and March 31 in every fifth year thereafter;

(xxvi)	“Series 3 Shares” means the cumulative redeemable class A floating rate preferred shares, series 3 of the Corporation;

(xxvii)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including March 31, 2017 to, but excluding, March 31, 2022, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to, but excluding, March 31 in the fifth year thereafter;

(xxviii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxix)
“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills using the three-month average results, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date, as posted on the Bloomberg page “CA3MAY<INDEX>” (or such other page as may replace the CA3MAY<INDEX> page on that service for purposes of displaying Government of Canada treasury bills yields).

(b)
The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)
If any day on which any dividend on the Series 2 Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a business day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a business day.

(ii)	Dividends

(a)
During the Initial Fixed Rate Period, the holders of the Series 2 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.25 per Series 2 Share, payable quarterly on each Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation). The first dividend, if declared, shall be payable on July 3, 2012, and notwithstanding the foregoing, shall be in the amount per Series 2 Share determined by multiplying $1.25 by the number of days in the period from and including the date of issue of the Series 2 Shares to, but excluding, June 30, 2012, and dividing that product by 366.

(b)
During each Subsequent Fixed Rate Period, the holders of the Series 2 Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per Series 2 Share determined by multiplying one-quarter of the Annual Fixed Dividend Rate multiplied by $25.00 (less any tax required to be deducted or withheld by the Corporation).

(c)
On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 2 Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 2 Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(d)
If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro-Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(e)
If on any Dividend Payment Date the dividend payable on such date is not paid in full on all of the Series 2 Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the board of directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. When any such dividend is not paid in full, the Series 2 Shares shall participate rateably with the Preferred Shares of other series and all other shares, if any, which rank on a parity with the Preferred Shares with respect to the payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Preferred Shares and such other shares if all such dividends were declared and paid in full in accordance with their terms.

(f)
Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of the said dividends (less any tax required to be deducted) and payment thereof shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(g)	The holders of the Series 2 Shares shall not be entitled to any dividend other than, or in excess of, the cumulative preferential cash dividends provided for in this paragraph 2(c)(ii).

(iii)	Purchase for Cancellation

The Corporation may, at any time, subject to the provisions of paragraphs 2(c)(vi) and 2(c)(ix) and to the provisions of the Canada Business Corporations Act, purchase (if obtainable), for cancellation, out of capital or otherwise, the whole or any part of the Series 2 Shares outstanding from time to time at any price by: (a) invitation to tender to all holders of record of Series 2 Shares; or (b) through the facilities of any stock exchange on which the Series 2 Shares are listed; or (c) in any other manner, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable.  If upon any invitation for tender under the provisions of this paragraph 2(c)(iii) more Series 2 Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices. If upon any invitation to tender to holders of Series 2 Shares under the provisions of this paragraph 2(c)(iii), more Series 2 Shares are tendered at any such price than the Corporation is prepared to purchase, the shares so offered will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 2 Shares so offered by each of the holders of Series 2 Shares who offered shares to such tender. From and after the date of purchase of any Series 2 Shares under the provisions of this paragraph 2(c)(iii), the shares so purchased shall be cancelled.

(iv)	Redemption

The Corporation may not redeem the Series 2 Shares or any of them prior to March 31, 2017. Subject to the provisions of paragraph 2(c)(ix) and to the provisions of the Canada Business Corporations Act, the Corporation, may redeem on not more than 60 days and not less than 30 days prior notice, on March 31, 2017 and on March 31 in every fifth year thereafter, the whole or, any part of the then outstanding Series 2 Shares on payment of $25.00 cash per Series 2 Share, together with an amount equal to all accrued and unpaid dividends thereon (such price and amount being hereinafter referred to as the “Redemption Price”), which amount for such purpose shall be calculated as if such dividends were accruing for the period from the last Dividend Payment Date for which dividends thereon have been paid in full up to, but excluding, the date of such redemption (less any tax required to be deducted or withheld by the Corporation). Subject as aforesaid, if only part of the then outstanding Series 2 Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other equitable manner as the Corporation may determine or, if the directors so determine, may be redeemed pro rata disregarding fractions.

(v)	Procedure on Redemption

Subject to the provisions of the Canada Business Corporations Act, in any case of redemption of Series 2 Shares under the provisions of the foregoing paragraph 2(c)(iv), the following provisions shall apply. The Corporation shall not more than 60 days and not less than 30 days before the date specified for redemption, give to each person who at the date of giving is a registered holder of Series 2 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Shares. Such notice shall be given in accordance with the provisions of subparagraph 2(c)(ii)(c), provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Shares to be redeemed the Redemption Price on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Shares or any other place designated in such notice of the certificates for the Series 2 Shares called for redemption, subject to the provisions of paragraph 2(c)(xii). Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Series 2 Shares shall thereupon be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Series 2 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right any time after the giving of notice of its intention to redeem any Series 2 Shares as aforesaid to deposit the Redemption Price of the shares so called for redemption, or of such of the Series 2 Shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the day prior to the third anniversary date of the redemption shall be returned to the Corporation.

(vi)	Conversion into Series 3 Shares

(a)
The Series 2 Shares shall not be convertible prior to March 31, 2017. Holders of Series 2 Shares shall have the right to elect to convert on each Series 2 Conversion Date, subject to the provisions hereof, all or any of their Series 2 Shares into Series 3 Shares on the basis of one Series 3 Share for each Series 2 Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 2 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c)(ii)(c) to the then registered holders of the Series 2 Shares of the conversion right provided for in this paragraph 2(c)(vi), which notice shall set out the Series 2 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 2 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 2 Shares of the Annual Fixed Dividend Rate for the Series 2 Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 3 Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph 2(c)(ii)(c).

(b)
If the Corporation gives notice as provided in paragraph 2(c)(v) to the holders of the Series 2 Shares of the redemption of all of the Series 2 Shares, then the right of a holder of Series 2 Shares to convert such Series 2 Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph 2(c)(vi).

(c)
Holders of Series 2 Shares shall not be entitled to convert their shares into Series 3 Shares if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 3 Shares, after having taken into account all Series 2 Shares tendered for conversion into Series 3 Shares and all Series 3 Shares tendered for conversion into Series 2 Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph 2(c)(ii)(c) to all affected registered holders of the Series 2 Shares at least seven days prior to the applicable Series 2 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 2 Conversion Date, at the expense of the Corporation, to such holders of Series 2 Shares who have surrendered for conversion any certificate or certificates representing Series 2 Shares, certificates representing the Series 2 Shares represented by any certificate or certificates so surrendered.

(d)
If the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 2 Shares, after having taken into account all Series 2 Shares tendered for conversion into Series 3 Shares and all Series 3 Shares tendered for conversion into Series 2 Shares, then all of the remaining outstanding Series 2 Shares shall be converted automatically into Series 3 Shares on the basis of one Series 3 Share for each Series 2 Share on the applicable Series 2 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph 2(c)(ii)(c) to the then registered holders of such remaining Series 2 Shares at least seven days prior to the Series 2 Conversion Date.

(e)
The conversion right may be exercised by a holder of Series 2 Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 2 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 2 Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 2 Conversion Date. The Series 2 Conversion Notice shall indicate the number of Series 2 Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 3 Shares are in the Book-Based System, if the Series 3 Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 2 Shares to be converted, the Series 2 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 3 Shares in some other name or names (the “Series 3 Share Transferee”) and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 3 Share Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 3 Share Transferee to hold such Series 3 Shares.

(f)
If all remaining outstanding Series 2 Shares are to be converted into Series 3 Shares on the applicable Series 2 Conversion Date as provided for in subparagraph (d) of this paragraph 2(c)(vi), the Series 2 Shares that holders have not previously elected to convert shall be converted on the Series 2 Conversion Date into Series 3 Shares and the holders thereof shall be deemed to be holders of Series 3 Shares at 5:00 p.m. (Toronto time) on the Series 2 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Shares of the certificate or certificates representing Series 2 Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 3 Shares in the manner and subject to the provisions of this paragraph 2(c)(vi) and paragraph 2(c)(xii).

(g)
Subject to paragraph (h) of this paragraph 2(c)(vi), and paragraph 2(c)(xii), as promptly as practicable after the Series 2 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 3 Shares registered in the name of the holders of the Series 2 Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Shares of the certificate or certificates for the Series 2 Shares to be converted. If only a part of such Series 2 Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 2 Conversion Notice, the Series 2 Shares converted into Series 3 Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph 2(c)(xii), to deliver to the holders of the Series 2 Shares to be converted share certificates representing the Series 3 Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 3 Shares upon conversion of any Series 2 Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 3 Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 3 Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 3 Shares or is unable to deliver Series 3 Shares.

(i)
The Corporation reserves the right not to deliver Series 3 Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside of Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 3 Shares, and the Corporation shall attempt to sell such Series 3 Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 3 Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 3 Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation.

(vii)	Voting Rights

The holders of the Series 2 Shares shall not be entitled (except as provided for hereinafter) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until four (4) quarterly dividends on the Series 2 Shares, or any other series of Preferred Shares, shall remain outstanding and be unpaid, whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only for so long as any dividends on the Series 2 Shares, or any other series of Preferred Shares, remain in arrears, the holders of the Series 2 Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than separate meetings of holders of another class or series of shares) and shall be entitled to one (1) vote in respect of each Series 2 Share held with respect to the resolutions being voted on and in addition shall be entitled, voting separately and exclusively with all other series of Preferred Shares as a class, to elect two (2) members of the board of directors of the Corporation. Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 2 Shares, as provided in this paragraph 2(c)(vii), or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than fifteen (15) days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Preferred Shares; in default of the calling of such special meeting by the Secretary within fifteen (15) days after the making of such request, such meeting may be called by any holder of record of Series 2 Shares.

Any vacancy or vacancies occurring among the members of the board elected by the holders of the Series 2 Shares voting separately and exclusively with all other series of Preferred Shares as a class, in accordance with the foregoing provisions, may be filled by the board of directors with the consent and approval of the remaining director elected by the holders of the Series 2 Shares voting separately and exclusively with all other series of Preferred Shares as  a class, but if there be no such vacancies, whether or not such vacancy or vacancies is or are so filled by the board of directors, the holders of record of at least one-tenth (1/10) of the outstanding Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares for the purpose of filling the vacancy or vacancies or replacing either or both of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding paragraph with respect to the calling of any such meetings.

Notwithstanding the foregoing or anything contained in the by-laws of the Corporation, upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of the Preferred Shares exclusively shall forthwith terminate.

(viii)	Liquidation, Dissolution or Winding-up

In the event of a Liquidation, the holders of the Series 2 Shares, in accordance with the Preferred Shares class provisions, shall be entitled to receive $25.00 per Series 2 Share together with an amount equal to all accrued and unpaid dividends thereon (less any tax required to be deducted or withheld by the Corporation), which amount for such purposes shall be calculated as if such dividends were accruing for the period from the last Dividend Payment Date for which dividends thereon have been paid in full up to, but excluding, the date of such Liquidation before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the junior shares. Where any such amounts are not paid in full, the Series 2 Shares shall participate rateably with all Preferred Shares and all other shares, if any, which rank on a parity with the Preferred Shares with respect to the return of capital or any other distribution of assets of the Corporation, in respect of any return of capital in accordance with the sums which would be payable on the Preferred Shares and such other shares on such return of capital, if all sums so payable were paid in full in accordance with their terms. After payment to the holders of the Series 2 Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(ix)	Restrictions on Redemption, Payment of Dividends and Reduction of Capital

So long as any of the Series 2 Shares are outstanding, the Corporation shall not:

(a)
call for redemption, purchase, reduce or otherwise pay for less than all of the Series 2 Shares and all other Preferred Shares of the Corporation then outstanding ranking prior to or on parity with the Series 2 Shares with respect to payment of dividends;

(b)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 2 Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 2 Shares with respect to payment of dividends; or

(c)
call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 2 Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 2 Shares and on all other Preferred Shares and on all other shares ranking prior to or on a parity with the Series 2 Shares with respect to payment of dividends then outstanding shall have been declared and paid in full at the date of any such action referred to in the foregoing subparagraphs (a), (b) and (c).

(x)	Tax Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and take all other necessary action under such Act, such that no holder of the Series 2 Shares will be required to pay tax on dividends received on the Series 2 Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provisions of similar effect.

(xi)	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or other property) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 2 Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph 2(c)(xi). Holders of Series 2 Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada), or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(xii)	Book-Based System

(a)
Subject to the provisions of subparagraphs (b) and (c) of this paragraph 2(c)(xii) and notwithstanding the provisions of paragraphs 2(c)(i) through 2(c)(xi) of these share provisions, the Series 2 Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 2 Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 2 Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph 2(c)(xii), no beneficial holder of Series 2 Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs 2(c)(i) through 2(c)(xi), so long as the System Operator is the registered holder of the Series 2 Shares:

(i)
the System Operator shall be considered the sole owner of the Series 2 Shares for the purposes of receiving notices or payments on or in respect of the Series 2 Shares or the delivery of Series 2 Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)
the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 2 Shares, the Redemption Price or certificates for Series 3 Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 2 Shares.

(c)
If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 2 Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph 2(c)(xii) shall no longer be applicable to the Series 2 Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 2 Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on, and shall be protected in acting and relying on, such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)
The provisions of paragraphs 2(c)(i) through 2(c)(xi) and the exercise of rights of redemption and conversion, with respect to Series 2 Shares are subject to the provisions of this paragraph 2(c)(xii), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph 2(c)(xii) shall prevail.

(xiii)	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 2 Shares without the prior approval of the holders of the Series 2 Shares given as specified in paragraph 2(c)(xv), nor shall the number of Series 2 Shares be increased without such approval; provided, however, that nothing in this paragraph 2(c)(xiii) shall prevent the Corporation from creating additional series of Preferred Shares and, if all dividends then payable on the Series 2 Shares shall have been paid or set apart for payment, from issuing additional series of Preferred Shares without such approval.

(xiv)	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Shares, the Corporation may, at its option, make any payment due to registered holders of Series 2 Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 2 Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 2 Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 2 Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

(xv)	Sanction by Holders of Series 2 Shares

The approval of the holders of the Series 2 Shares with respect to any and all matters referred to in these share provisions may be given by compromise or arrangement under the Canada Business Corporations Act or, if permitted, by compromise or arrangement or analogous proceedings under such other statute, if any, under which the Corporation may from time to time be continued, or may, subject to the provisions of the Canada Business Corporations Act or of such other statute, if any, as the Corporation may at any time be continued under, be given in writing by the holders of not less than two-thirds of the Series 2 Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 2 Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 2 Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 2 Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 2 Shares present in person or so represented by proxy, whether or not they hold more or less than a majority of all Series 2 Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 2 Shares. Notice of any such original meeting of the holders of the Series 2 Shares shall be given not less than 14 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, the holders of Series 2 Shares present in person or represented by proxy shall be entitled to one vote in respect of each Series 2 Share held by each of such holders respectively.

(xvi)	Amendments

The provisions attaching to the Series 2 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act with any such approval to be given in accordance with paragraph 2(c)(xv) and with any required approvals of any stock exchanges on which the Series 2 Shares may be listed.

(d)
The third series of Class A Preferred Shares of the Corporation shall consist of 8,000,000 shares designated as cumulative redeemable class A floating rate preferred shares, series 3 (the “Series 3 Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 3 Shares shall be as follows:

(i)	Interpretation

(a)	In these Series 3 Share provisions, the following expressions have the meanings indicated:

(i)
“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 3.59%;

(ii)
“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iii)
“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(iv)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(v)	“Book-Entry Shares” means the Series 3 Shares held through the Book-Based System;

(vi)	“business day” means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario;

(vii)	“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof;

(viii)	“Common Shares” means the common shares of the Corporation;

(ix)	“Definitive Share” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 3 Shares;

(x)	“Dividend Payment Date” means the last day of March, June, September and December in each year;

(xi)	“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xii)
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 3.59%;

(xiii)	“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period;

(xiv)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xv)
“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xvi)	“junior shares” means the Common Shares and any other shares of the Corporation that may rank junior to the Preferred Shares in any respect;

(xvii)
“Liquidation” means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(xviii)	“Participants” means the participants in the Book-Based System;

(xix)	“Preferred Shares” means the class A preferred shares of the Corporation;

(xx)
“Pro-Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to, but excluding, the date fixed for Liquidation, conversion or redemption and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year;

(xxi)	“Quarter” means a three-month period ending on a Dividend Payment Date;

(xxii)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing March 31, 2017;

(xxiii)	“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to, but excluding, the next succeeding Quarterly Commencement Date;

(xxiv)	“Series 2 Shares” means the cumulative redeemable class A rate reset preferred shares, series 2 of the Corporation;

(xxv)	“Series 3 Conversion Date” means March 31, 2022, and March 31, in every fifth year thereafter;

(xxvi)
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including March 31, 2017 to, but excluding, March 31, 2022, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to, but excluding, March 31 in the fifth year thereafter;

(xxvii)	“System Operator” means CDS or its nominee or any successor thereof; and

(xxviii)
“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills using the three-month average results, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date, as posted on the Bloomberg page “CA3MAY<INDEX>” (or such other page as may replace the CA3MAY<INDEX> page on that service for purposes of displaying Government of Canada treasury bills yields).

(b)
The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c)
If any day on which any dividend on the Series 3 Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a business day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a business day.

(ii)	Dividends

(a)
During each Quarterly Floating Rate Period, the holders of the Series 3 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation), in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year.

(b)
On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 3 Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 3 Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 3 Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(c)
If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro-Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(d)
If on any Dividend Payment Date the dividend payable on such date is not paid in full on all of the Series 3 Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the board of directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. When any such dividend is not paid in full, the Series 3 Shares shall participate rateably with the Preferred Shares of other series and all other shares, if any, which rank on a parity with the Preferred Shares with respect to the payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Preferred Shares and such other shares if all such dividends were declared and paid in full in accordance with their terms.

(e)
Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of the said dividends (less any tax required to be deducted) and payment thereof shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(f)	The holders of the Series 3 Shares shall not be entitled to any dividend other than, or in excess of, the cumulative preferential cash dividends provided for in this paragraph 2(d)(ii).

(iii)	Purchase for Cancellation

The Corporation may, at any time, subject to the provisions of paragraphs 2(d)(vi) and 2(d)(ix) and to the provisions of the Canada Business Corporations Act, purchase (if obtainable), for cancellation, out of capital or otherwise, the whole or any part of the Series 3 Shares outstanding from time to time at any price by: (a) invitation to tender to all holders of record of Series 3 Shares; or (b) through the facilities of any stock exchange on which the Series 3 Shares are listed; or (c) in any other manner, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable.  If upon any invitation for tender under the provisions of this paragraph 2(d)(iii) more Series 3 Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices. If upon any invitation to tender to holders of Series 3 Shares under the provisions of this paragraph 2(d)(iii), more Series 3 Shares are tendered at any such price than the Corporation is prepared to purchase, the shares so offered will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 3 Shares so offered by each of the holders of Series 3 Shares who offered shares to such tender. From and after the date of purchase of any Series 3 Shares under the provisions of this paragraph 2(d)(iii), the shares so purchased shall be cancelled.

(iv)	Redemption

Subject to the provisions of paragraph 2(d)(ix) and to the provisions of the Canada Business Corporations Act, the Corporation may redeem on not more than 60 days’ and not less than 30 days’ prior notice, all or any part of the Series 3 Shares by the payment of an amount in cash (less any tax required to be deducted or withheld by the Corporation) for each share to be redeemed equal to:

(a)	$25.00 per share in the case of a redemption on a Series 3 Conversion Date on or after March 31, 2022; or

(b)	$25.50 per share in the case of a redemption on any other date after March 31, 2017 that is not a Series 3 Conversion Date,

together, in each case, with an amount equal to all accrued and unpaid dividends thereon (such price and amount being hereinafter referred to as the “Redemption Price”), which amount for such purpose shall be calculated as if such dividends were accruing for the period from the last Dividend Payment Date for which dividends thereon have been paid in full up to, but excluding, the date of such redemption. Subject as aforesaid, if only part of the then outstanding Series 3 Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other equitable manner as the Corporation may determine or, if the directors so determine, may be redeemed pro rata disregarding fractions. For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 3 Share is $25.00.

(v)	Procedure on Redemption

Subject to the provisions of the Canada Business Corporations Act, in any case of redemption of Series 3 Shares under the provisions of the foregoing paragraph 2(d)(iv), the following provisions shall apply. The Corporation shall not more than 60 days and not less than 30 days before the date specified for redemption, give to each person who at the date of giving is a registered holder of Series 3 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 3 Shares. Such notice shall be given in accordance with the provisions of subparagraph 2(d)(ii)(b), provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 3 Shares to be redeemed the Redemption Price on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 3 Shares or any other place designated in such notice of the certificates for the Series 3 Shares called for redemption, subject to the provisions of paragraph 2(d)(xii). Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Series 3 Shares shall thereupon be deemed to be redeemed and shall be cancelled. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Series 3 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right any time after the giving of notice of its intention to redeem any Series 3 Shares as aforesaid to deposit the Redemption Price of the shares so called for redemption, or of such of the Series 3 Shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 3 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 3 Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the day prior to the third anniversary date of the redemption shall be returned to the Corporation.

(vi)	Conversion into Series 2 Shares

(a)
The Series 3 Shares shall not be convertible prior to March 31, 2022. Holders of Series 3 Shares shall have the right to elect to convert on each Series 3 Conversion Date, subject to the provisions hereof, all or any of their Series 3 Shares into Series 2 Shares on the basis of one Series 2 Share for each Series 3 Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 3 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(d)(ii)(b) to the then registered holders of the Series 3 Shares of the conversion right provided for in this paragraph 2(d)(vi), which notice shall set out the Series 3 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 3 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 3 Shares of the Annual Fixed Dividend Rate for the Series 2 Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 3 Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph 2(d)(ii)(b).

(b)
If the Corporation gives notice as provided in paragraph 2(d)(v) to the holders of the Series 3 Shares of the redemption of all of the Series 3 Shares, then the right of a holder of Series 3 Shares to convert such Series 3 Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph 2(d)(vi).

(c)
Holders of Series 3 Shares shall not be entitled to convert their shares into Series 2 Shares if the Corporation determines that there would remain outstanding on a Series 3 Conversion Date less than 1,000,000 Series 2 Shares, after having taken into account all Series 3 Shares tendered for conversion into Series 2 Shares and all Series 2 Shares tendered for conversion into Series 3 Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph 2(d)(ii)(b) to all affected registered holders of the Series 3 Shares at least seven days prior to the applicable Series 3 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 3 Conversion Date, at the expense of the Corporation, to such holders of Series 3 Shares who have surrendered for conversion any certificate or certificates representing Series 3 Shares, certificates representing the Series 3 Shares represented by any certificate or certificates so surrendered.

(d)
If the Corporation determines that there would remain outstanding on a Series 3 Conversion Date less than 1,000,000 Series 3 Shares, after having taken into account all Series 3 Shares tendered for conversion into Series 2 Shares and all Series 2 Shares tendered for conversion into Series 3 Shares, then all of the remaining outstanding Series 3 Shares shall be converted automatically into Series 2 Shares on the basis of one Series 2 Share for each Series 3 Share on the applicable Series 3 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph 2(d)(ii)(b) to the then registered holders of such remaining Series 3 Shares at least seven days prior to the Series 3 Conversion Date.

(e)
The conversion right may be exercised by a holder of Series 3 Shares by notice in writing, in a form satisfactory to the Corporation (the “Series 3 Conversion Notice”), which notice must be received by the transfer agent and registrar for the Series 3 Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 3 Conversion Date. The Series 3 Conversion Notice shall indicate the number of Series 3 Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 2 Shares are in the Book-Based System, if the Series 2 Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 3 Shares to be converted, the Series 3 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 2 Shares in some other name or names (the “Series 2 Share Transferee”) and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Share Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Share Transferee to hold such Series 2 Shares.

(f)
If all remaining outstanding Series 3 Shares are to be converted into Series 2 Shares on the applicable Series 3 Conversion Date as provided for in subparagraph (d) of this paragraph 2(d)(vi), the Series 3 Shares that holders have not previously elected to convert shall be converted on the Series 3 Conversion Date into Series 2 Shares and the holders thereof shall be deemed to be holders of Series 2 Shares at 5:00 p.m. (Toronto time) on the Series 3 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 3 Shares of the certificate or certificates representing Series 3 Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 2 Shares in the manner and subject to the provisions of this paragraph 2(d)(vi) and paragraph 2(d)(xii).

(g)
Subject to paragraph (h) of this paragraph 2(d)(vi) and paragraph 2(d)(xii), as promptly as practicable after the Series 3 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 2 Shares registered in the name of the holders of the Series 3 Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 3 Shares of the certificate or certificates for the Series 3 Shares to be converted. If only a part of such Series 3 Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 3 Conversion Notice, the Series 3 Shares converted into Series 2 Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph 2(d)(xii), to deliver to the holders of the Series 3 Shares to be converted share certificates representing the Series 2 Shares into which such shares have been converted.

(h)	The obligation of the Corporation to issue Series 2 Shares upon conversion of any Series 3 Shares shall be deferred during the continuance of any one or more of the following events:

(i)	the issuing of such Series 2 Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii)	the issuing of such Series 2 Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or

(iii)	for any reason beyond its control, the Corporation is unable to issue Series 2 Shares or is unable to deliver Series 2 Shares.

(i)
The Corporation reserves the right not to deliver Series 2 Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside of Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 2 Shares, and the Corporation shall attempt to sell such Series 2 Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 2 Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 2 Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation.

(vii)	Voting Rights

The holders of the Series 3 Shares shall not be entitled (except as provided for hereinafter) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until four (4) quarterly dividends on the Series 3 Shares, or any other series of Preferred Shares, shall remain outstanding and be unpaid, whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only for so long as any dividends on the Series 3 Shares, or any other series of Preferred Shares, remain in arrears, the holders of the Series 3 Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than separate meetings of holders of another class or series of shares) and shall be entitled to one (1) vote in respect of each Series 3 Share held with respect to the resolutions being voted on and in addition shall be entitled, voting separately and exclusively with all other series of Preferred Shares as a class, to elect two (2) members of the board of directors of the Corporation. Nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Series 3 Shares, as provided in this paragraph 2(d)(vii), or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held, shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than fifteen (15) days’ written notice and which shall be called by the Secretary of the Corporation upon the written request of the holders of record of at least one-tenth (1/10) of the outstanding Preferred Shares; in default of the calling of such special meeting by the Secretary within fifteen (15) days after the making of such request, such meeting may be called by any holder of record of Series 3 Shares.

Any vacancy or vacancies occurring among the members of the board elected by the holders of the Series 3 Shares voting separately and exclusively with all other series of Preferred Shares as a class, in accordance with the foregoing provisions, may be filled by the board of directors with the consent and approval of the remaining director elected by the holders of the Series 3 Shares voting separately and exclusively with all other series of Preferred Shares as a class, but if there be no such vacancies, whether or not such vacancy or vacancies is or are so filled by the board of directors, the holders of record of at least one-tenth (1/10) of the outstanding Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares for the purpose of filling the vacancy or vacancies or replacing either or both of the persons elected or appointed to fill such vacancy or vacancies and the provisions of the last preceding paragraph with respect to the calling of any such meetings.

Notwithstanding the foregoing or anything contained in the by-laws of the Corporation, upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of the Preferred Shares exclusively shall forthwith terminate.

(viii)	Liquidation, Dissolution or Winding-up

In the event of a Liquidation, the holders of the Series 3 Shares, in accordance with the Preferred Shares class provisions, shall be entitled to receive $25.00 per Series 3 Share together with an amount equal to all accrued and unpaid dividends thereon (less any tax required to be deducted or withheld by the Corporation), which amount for such purposes shall be calculated as if such dividends were accruing for the period from the last Dividend Payment Date for which dividends thereon have been paid in full up to, but excluding, the date of such Liquidation before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the junior shares. Where any such amounts are not paid in full, the Series 3 Shares shall participate rateably with all Preferred Shares and all other shares, if any, which rank on a parity with the Preferred Shares with respect to the return of capital or any other distribution of assets of the Corporation, in respect of any return of capital in accordance with the sums which would be payable on the Preferred Shares and such other shares on such return of capital, if all sums so payable were paid in full in accordance with their terms. After payment to the holders of the Series 3 Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(ix)	Restrictions on Redemption, Payment of Dividends and Reduction of Capital

So long as any of the Series 3 Shares are outstanding, the Corporation shall not:

(a)
call for redemption, purchase, reduce or otherwise pay for less than all of the Series 3 Shares and all other Preferred Shares of the Corporation then outstanding ranking prior to or on parity with the Series 3 Shares with respect to payment of dividends;

(b)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 3 Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 3 Shares with respect to payment of dividends; or

(c)
call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 3 Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 3 Shares and on all other Preferred Shares and on all other shares ranking prior to or on a parity with the Series 3 Shares with respect to payment of dividends then outstanding shall have been declared and paid in full at the date of any such action referred to in the foregoing subparagraphs (a), (b) and (c).

(x)	Tax Election

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and take all other necessary action under such Act, such that no holder of the Series 3 Shares will be required to pay tax on dividends received on the Series 3 Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provisions of similar effect.

(xi)	Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or other property) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 3 Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph 2(d)(xi). Holders of Series 3 Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada), or any successor or replacement provision of similar effect, in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(xii)	Book-Based System

(a)
Subject to the provisions of subparagraphs (b) and (c) of this paragraph 2(d)(xii) and notwithstanding the provisions of paragraphs 2(d)(i) through 2(d)(xi) of these share provisions, the Series 3 Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 3 Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 3 Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph 2(d)(xii), no beneficial holder of Series 3 Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of paragraphs 2(d)(i) through 2(d)(xi), so long as the System Operator is the registered holder of the Series 3 Shares:

(i)
the System Operator shall be considered the sole owner of the Series 3 Shares for the purposes of receiving notices or payments on or in respect of the Series 3 Shares or the delivery of Series 3 Shares and certificates therefor upon the exercise of rights of conversion; and

(ii)
the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 3

Shares, the Redemption Price or certificates for Series 2 Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 3 Shares.

(c)
If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 3 Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph 2(d)(xii) shall no longer be applicable to the Series 3 Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 3 Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on, and shall be protected in acting and relying on, such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)
The provisions of paragraphs 2(d)(i) through 2(d)(xi) and the exercise of rights of redemption and conversion, with respect to Series 3 Shares are subject to the provisions of this paragraph 2(d)(xii), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph 2(d)(xii) shall prevail.

(xiii)	Issue of Additional Preferred Shares

No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 3 Shares without the prior approval of the holders of the Series 3 Shares given as specified in paragraph 2(d)(xv), nor shall the number of Series 3 Shares be increased without such approval; provided, however, that nothing in this paragraph 2(d)(xiii) shall prevent the Corporation from creating additional series of Preferred Shares and, if all dividends then payable on the Series 3 Shares shall have been paid or set apart for payment, from issuing additional series of Preferred Shares without such approval.

(xiv)	Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Series 3 Shares, the Corporation may, at its option, make any payment due to registered holders of Series 3 Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 3 Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 3 Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 3 Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

(xv)	Sanction by Holders of Series 3 Shares

The approval of the holders of the Series 3 Shares with respect to any and all matters referred to in these share provisions may be given by compromise or arrangement under the Canada Business Corporations Act or, if permitted, by compromise or arrangement or analogous proceedings under such other statute, if any, under which the Corporation may from time to time be continued, or may, subject to the provisions of the Canada Business Corporations Act or of such other statute, if any, as the Corporation may at any time be continued under, be given in writing by the holders of not less than two-thirds of the Series 3 Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 3 Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 3 Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 3 Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 3 Shares present in person or so represented by proxy, whether or not they hold more or less than a majority of all Series 3 Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 3 Shares. Notice of any such original meeting of the holders of the Series 3 Shares shall be given not less than 14 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, the holders of Series 3 Shares present in person or represented by proxy shall be entitled to one vote in respect of each Series 3 Share held by each of such holders respectively.

(xvi)	Amendments

The provisions attaching to the Series 3 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act with any such approval to be given in accordance with paragraph 2(d)(xv) and with any required approvals of any stock exchanges on which the Series 3 Shares may be listed.

SCHEDULE OF OTHER PROVISIONS

The directors of the Corporation may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders of the Corporation.  The total number of directors so appointed shall not exceed 1/3 of the number of the directors elected at the previous annual meeting of shareholders, provided that the total number of directors of the Corporation shall not exceed the maximum number stated in the articles of the Corporation.

Industry Canada | Industrie Canada

Corporations Canada

Form 2

Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
*(Sections 19 and 106 of the **Canada Business Corporations Act (CBCA)**)*

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Changes to the registered office or the board of directors are to be made by filing Form 3 - Change of Registered Office Address or Form 6 - Changes Regarding Directors.

Instructions

4 The address of a director must be a residential address or other address for service. An address for service is an address where legal documents must be accepted by the director or someone on their behalf, and where an acknowledgement or delivery receipt can be provided, if required. An address for service can be the residential address of the director or a business address.

At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian resident (subsection 105(3) of the Canada Business Corporations Act (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA).

If the space available is insufficient, please attach a schedule to the form.

Declaration

5 In the case of an incorporation this form must be signed by the incorporator. In the case of an amalgamation or a continuance, this form must be signed by a director or an officer of the corporation (subsection 262.(2) of the CBCA).

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

File documents online
(except for Articles of Amalgamation):
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile: **613-941-0999**

1 Corporation name

NEXEN INC.

2 Address of registered office (must be a street address, a P.O. Box is not acceptable)

801 - 7 AVENUE SW
NUMBER AND STREET NAME

CITY	PROVINCE/TERRITORY	POSTAL CODE
CALGARY	ALBERTA	T2P 3P7

3 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

NUMBER AND STREET NAME

CITY	PROVINCE/TERRITORY	POSTAL CODE

4 Members of the board of directors

FIRST NAME	LAST NAME	ADDRESS (must be a street address, a P.O. Box is not acceptable)	RESIDENT CANADIAN (Y/N)
SEE ATTACHED SCHEDULE			

5 Declaration

I hereby certify that I have relevant knowledge and that I am authorized to sign and submit this form.

SIGNATURE

RICK C. BEINGESSNER - ASSISTANT SECRETARY (403) 699 4434

PRINT NAME | TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Canada

IC 2904 EN (2012/08)

As of February 24, 2013

Nexen Inc.

Directors

Full Name	Address	Resident Canadian
William B. Berry	801 7 Avenue SW Calgary, Alberta T2P 3P7	No
Robert G. Bertram, O.C.	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Thomas W. Ebbern	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
S. Barry Jackson	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Kevin J. Jenkins	801 7 Avenue SW Calgary, Alberta T2P 3P7	No
A. Anne McLellan, P.C., O.C.	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Eric P. Newell, O.C.	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Thomas C. O'Neill	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Kevin J. Reinhart	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Francis M. Saville, Q.C.	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Arthur R. A. Scace, C.M., Q.C.	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
John M. Willson	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes
Victor J. Zaleschuk	801 7 Avenue SW Calgary, Alberta T2P 3P7	Yes